

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
No Act
P.E. 1-18-07

DIVISION OF
CORPORATION FINANCE


07050053

March 19, 2007

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/19/2007

Re: Exxon Mobil Corporation
Incoming letter dated January 18, 2007

Dear Mr. Parsons:

This is in response to your letter dated January 18, 2007 concerning the shareholder proposal submitted to ExxonMobil by Jonathan C. Dill. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Jonathan C. Dill
9936 N. Lamplighter Lane
Mequon, WI 53092

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 18, 2007

VIA Network Courier

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Dividend/Share Repurchase Ratio

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Jonathan Dill and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting because the proposal relates to matters of ordinary business. The proposal may also be excluded as relating to specific amounts of cash dividends. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

The Proposal.

The proposal requests that ExxonMobil reduce the level of its share repurchase program and increase cash dividends to provide a more equal dividend/repurchase ratio.

Grounds for Omission.

Background. ExxonMobil has long both paid a cash dividend and carried out a share repurchase program to offset dilution from employee benefit plans and to reduce total shares outstanding. As of the fourth quarter of 2006 the dividend was $.32 per share and the most recent rate of share repurchases to reduce outstanding shares was approximately $7 billion per quarter.

Proposal may be excluded under Rule 14a-8(i)(7). A long line of precedents establishes that the terms of a company's share repurchase program are a matter of ordinary business within the purview of management. Accordingly we believe the proposal, which seeks to reduce the level of ExxonMobil's current repurchase program, may be excluded from our proxy material under Rule 14a-8(i)(7). See Pfizer, Inc. (February 4, 2005) (proposal for shareholder vote on whether funds for announced share repurchase plan should instead be applied to a cash dividend relates to ordinary business). See also, Apple Computer, Inc. (March 3, 2003); Lucent Technologies (November 16, 2000); LTV Corp. (available February 7, 2000); and Ford Motor Co. (March 26, 1999).

Proposal may be excluded under Rule 14a-8(i)(13). We believe the proposal may also be excluded under Rule 14a-8(i)(13).

The staff has historically drawn a distinction between proposals that relate to the level of dividends, which have been found excludable, and proposals that relate to dividend policy, which have been found not to be excludable under clause (13) of Rule 14a-8. However, an excludable proposal need not seek to establish a specific dollar level of dividends. Proposals that would tie dividends to a formula or ratio have also been found to be covered by the exclusion. This is the case with the current proposal, which seeks to reduce share repurchases and increase cash dividends with the goal of an "equal ratio." See, for example, Computer Sciences Corporation (March 30, 2006) (proposal to pay dividend equal to percentage of earnings per share); and DPL, Inc. (January 11, 2002) (proposal to link increase in dividends with increase in management compensation).

The staff has also specifically held that proposals asking companies to repurchase shares in lieu of paying cash dividends may be excluded under Rule 14a-8(i)(13). See Ford Motor Company (January 24, 2001) and Honeywell International, Inc. (September 28, 2001). The current proposal seeks the reverse outcome (payment of cash dividends in lieu of share repurchases), but the underlying principle for exclusion is the same. See also US West, Inc. (November 8, 1999) (proposal to pay stock dividends in lieu of cash dividends excludable under clause (13)).

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to the proponent.

Sincerely,



James Earl Parsons

JEP/clh
Enclosures

Proponent:

Mr. Jonathan C. Dill
9936 N. Lamplighter Lane
Mequon, WI 53092

EXHIBIT 1
DCH

9936 N. Lamplighter Lane
Mequon, WI 53092
May 1, 2005

Mr. Rex W. Tillerson
President and Director
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039


RECEIVED
MAY 0 5 2005
H. H. HUBBLE



Dear Mr. Tillerson,

As a stockholder of ExxonMobil, I am writing to you in your position as one of the elected directors of the corporation. The purpose of this letter is to express my deepest displeasure and angriest protest over the Board's recent very miserly increase in the dividend.

Certainly, ExxonMobil's earnings, cash flow, and cash on hand are easily sufficient to support a higher increase in the quarterly dividend, certainly to 30 cents per share if not a little higher, or to have the Board declare a special dividend of, perhaps, 5 cents per share. Many, and I would even venture to guess hundreds of thousands, of ExxonMobil shareholders are long-term investors, retirees, etc. who depend on their XOM dividends to support their standard of living, and depend on the ability of you and the other employees to operate the company so as to provide the maximum sustainable increase in the dividend payout each year. I find this year's increase, in light of the company's free cash flow and cash on hand as well as in light of the dividend increases of some of our competitors, to be unacceptable, to say the least. Indeed, I consider it an unfortunate and unfeeling slap in the face of every long-term investor, especially after the Board voted to give our Chairman an annual bonus equal to more than one-half cent per share, or one-eighth the cost of an entire year's dividend increase from 29 to 30 cents per share.

Furthermore, as a long-term investor who has no plans to sell his shares, I consider the Board's policy of making huge repurchases of shares (in excess of those required to prevent dilution due to stock options, etc.) to be worthless and meaningless to me. Previously, when capital gains were taxed at a lower rate than dividends, the argument was made that buying back shares was a "more tax efficient" means to return the company's success to its shareholders. Now, however, both dividends and capital gains are taxed at the same rate, so this argument is invalid. And, I would certainly prefer to see the company return its success to its continuing shareholders through higher dividends than to buy out shareholders who no longer wish to be shareholders. Moreover, even with the recently announced increased purchase of $3.5 billion of outstanding shares, which I strongly oppose, the impact on my holdings of a less than 1% reduction in the shares outstanding is less than the frequent daily fluctuation in the share price of XOM on the NYSE. So, I ask you, "What am I and the other continuing shareholders gaining from this extravagant use of corporate funds for share repurchases?"

SHAREHOLDER RELATIONS

MAY 0 9 2005

NO. OF SHARES 2,400
COMMENT:
ACTION: SHMT

In conclusion, as one of my directors, I urge you to persuade our Board that hundreds of thousands of your owners really want you to raise the dividend rate further and continue to do so at the maximum sustainable rate consistent with long-term business needs, to seriously reduce the purchase of outstanding shares above the requirements to avoid annual per share dilution, and use this cash to help fund dividend increases.

I would appreciate hearing your views on this subject.

Sincerely yours,



Jonathan C. Dill
Owner, 75,596 shares
Custodian, 3,200 shares
Trustee, 800 shares
Beneficiary of trust, 10,058 shares

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

May 13, 2005

Mr. Jonathan C. Dill
9936 North Lamplighter Lane
Mequon, WI 53092

Dear Mr. Dill:

This is in response to your recent letter regarding dividends and share purchases.

ExxonMobil's Board of Directors clearly understands that our shareholders have an interest in a strong, well-run company that efficiently manages its existing business and rigorously evaluates new investments. This disciplined approach over time produces strong earnings, which provide the basis for growth in dividend payments and share value. ExxonMobil has both a commitment and a long record of returning value to shareholders.

It has been the company's objective to effectively balance business investment, dividends and share purchases to provide a strong overall return to our shareholders. During 2004, we re-invested $15 billion in our business and returned $15 billion to shareholders through dividend payments and share purchases. The success of this approach is reflected in the total return on ExxonMobil shares, which has consistently outpaced the S&P 500 Index over the past five-year, ten-year, and twenty-year periods.

In the second quarter of 2005, the Board of Directors of Exxon Mobil Corporation increased the quarterly dividend to 29 cents per share on the Common Stock, an increase of seven percent versus the second quarter of 2004. This followed similar increases in the quarterly dividend in 2003 and 2004, and will be the twenty-third consecutive year in which the Company increased its annual dividend.

In addition, we continue to purchase common shares for the treasury. Since 2000, we have reduced the shares outstanding by more than eight percent. During 2004, we purchased 167 million shares at a gross cost of nearly $8 billion.

In your letter, you expressed your dissatisfaction with the share purchase program. As you know, our industry is both cyclical and volatile. One might argue that we are now experiencing the highs of that cycle. You point out in your letter that the objective of the Corporation should be to operate the business to "provide the maximum sustainable increase in dividend payout each year." The key word in this statement is "sustainable." Dividends and share purchases are both ways of returning cash to shareholders, but they have distinctly different time horizons. While dividends are long-term commitments, share purchases offer more flexibility depending on the point in the cycle and the long-term investment outlook for the company. Over the last five years, the cumulative benefit to shareholders has been $5.30/share through dividends and $4.50/share through share purchases. We believe both have contributed to shareholder value.

While dividend performance is obviously important, it is also important to focus on the underlying factors that are the basis for growing dividend and share value. These factors include earnings, cash flow, and return on capital employed (ROCE). Our industry is capital intensive and long-term in nature. In our view, the best measure of capital productivity is ROCE. On this basis, ExxonMobil has averaged over 19 percent per year over the last five years, exceeding BP, Royal Dutch Shell, and ChevronTexaco.

Over the long term, success against these measures should translate into share price appreciation which, when combined with dividends, provides superior total shareholder return.

Looking at long-term total shareholder return, ExxonMobil has been very successful. Returns on ExxonMobil shares have consistently outpaced those of the S&P 500 Index. ExxonMobil shareholders have earned annualized returns of 16.0 percent and 16.1 percent during the past 10 and 20 years, respectively, compared with returns from the S&P 500 Index of 12.1 percent and 13.2 percent in the same time periods.

In summary, ExxonMobil's success at building shareholder value is a direct result of the company's long-term operating and investment strategies. By growing the business profitably and relentlessly striving to increase efficiency and productivity, the company's worldwide operations have generated strong, growing cash flows. From this we have funded a growing capital investment program, increased dividend payments, strengthened our financial position, and purchased treasury shares. This combination has continued to generate strong total returns.

Thank you for writing.

Sincerely,



Sally M. Derkacz
Coordinator, Shareholder Relations



"Jonathan Dill"
<jcd@execpc.com>

09/22/06 01:28 PM

To david.g.henry@exxonmobil.com

cc

bcc

Subject Possible Shareholder resolution

Dear Mr. Henry,

Thank you for your telephone call and discussion about my concerns over the Board's dividend/share repurchase policy.

For your use and consideration, I attach a draft of a shareholder resolution and supporting statement that explain the essence of my concerns and desires. Please pardon the forward looking nature of the drafts, but they are written as if they are being distributed/read next year and there has been no intervening evidence of a reconsideration of policy by the Board.

As you offered, I welcome a serious discussion with you and any Board members concenring this issue.

Please remember, as I stated, that as a loyal shareholder and one who appreciates the accomplishments of management and the Board over the decades, the last thing I really desire is to have a public dispute or vote on this issue. What I really would like to see is some movement by the Board toward my position from, what I beleive is, a somewhat extreme and, to date, inflexible policy on the opposite side of the issue. A special dividend of 25-50 cents per share or so declared after Election Day in November and payable in December would certainly please me very much and persuade me that the Board understands my concerns and that there is no need for any resoltuion from me at the Annual Meeting.

I look forward to hearing from you and, through you, the concerns and thoughts of the Chairman and other Board members.

Thank you for your work and efforts on behalf of our great company.

Sincerley,

Jonathan C. Dill


XOM resolution.doc


XOM support statement.doc

WHEREAS, the free cash flow available to the Corporation in excess of normal business requirements and available for such purposes as paying dividends and repurchasing stock varies greatly from year to year, and;

WHEREAS, the Board of Directors has established a de facto policy of annually raising the base dividend rate very cautiously and conservatively while during periods of above average cash flow spending significantly and disproportionately larger amounts of cash to repurchase stock;

WHEREAS, many shareholders maintain their investment in the corporation for the purpose of securing a good income in the form of dividends and have no interest in selling their stock, thus benefiting far more from an increase in the dividend payout than from an increase in the repurchase of other people's shares,

NOW BE IT RESOLVED by the stockholders assembled that the stockholders approve of the Board's policy of annually raising the basic dividend rate in amounts appropriate for the long-term health of the corporation, but the shareholders do not approve the Board's very disproportionate use of its free cash flow to repurchase stock relative to the much smaller amounts of cash returned to the shareholders in the form of dividends, and;

BE IT FURTHER RESOLVED that the shareholders request the Board of Directors to provide a more equal ratio of the dollars paid to repurchase stock relative to the dollars paid in dividends by utilizing such devices as special or extra dividends while maintaining the policy of continuing to increase annually the basic dividend rate, and;

BE IT FURTHER RESOLVED that this policy will not affect the corporation's repurchase of stock in order to avoid having the number of shares outstanding increase due to the exercise of stock options or other business activity involving the issuance of stock.

During recent years, the Corporation has earned above average free cash flows that have been available for paying dividends and the repurchase of stock. During this time, the Board of Directors has continued its laudable policy of increasing the base dividend rate each year at a conservative rate that can be maintained indefinitely. But, concurrently, the Board also has decided to use significantly larger amounts of the available cash to repurchase outstanding shares rather than returning more of this available cash to shareholders in the form of higher dividend payments. For example, in both the second and third quarters of 2006, the Board authorized the payment of dividends totaling 32 cents per share, an increase of 3 cents per share over the amounts paid during the previous year. These two dividend payments totaled approximately $4 billion. However, during the same two quarters, the Board authorized the spending of approximately $13 billion dollars to repurchase shares (plus additional amounts to offset the issuance of new stock under employee benefit programs), or over 3 times as much as was paid to shareholders in the form of dividends. If paid out as dividends, the $13 billion dollar repurchase of shares would have equaled approximately $2 per share in only 6 months, whereas the Board's dividend rate for that time period was only 64 cents.

Many shareholders maintain their investment in the Corporation in order to obtain a secure and growing source of income for the future, and have no intention of selling their investment. The Board's policy of annually raising the base dividend rate is extremely important and beneficial to these shareholders and should be maintained if business conditions permit. However, when free cash flow is exceptionally good, shareholders should benefit more directly from this exceptional situation through an exceptional or extra dividend payment. The Board should recognize the difference between a dependable and increasing base dividend rate payable in periods of normal cash flow and the payment of special or extra dividends in periods of abnormally large cash flow. For example, a year end special dividend of 50 cents per share in December 2006 would have represented a payment of approximately $3 billion to shareholders while still leaving over $15 billion for the repurchase of shares during the preceding year. If the Board declared a special or extra dividend one year and not the next, shareholders would still benefit from the Board's tradition of raising the base dividend rate each year.

Shareholders seeking a secure, growing, and long-term source of income from their investment in the Corporation do not benefit nearly as much from the Board's huge repurchases of shares as they would from a policy that more closely balances the amount of cash used to pay dividends with the amount used to repurchase shares. In its Annual Report to shareholders for 2005, the Board stated that the repurchase of shares over the preceding few years had increased the Corporation's earnings per share (buy reducing the number of shares outstanding) by approximately 50 cents per share. However, many shareholders would have benefited far more if the Board had used part of that huge amount of cash to pay shareholders a special dividend of 50 cents per share each year with the balance of the available funds used to repurchase a still significant but smaller number of shares. That such a policy would be possible is self-evident by the spending of approximately $2 per share to repurchase shares in just six months in 2006.

This resolution seeks to express to the Board that the shareholders of the Corporation seek to have a greater proportion of the Corporation's free cash flow returned to them in the form of dividends and a smaller proportion used to repurchase shares. This resolution in no way states or implies that the Board should not use significant amounts of free cash flow to repurchase shares, even amounts in excess of the amounts paid as dividends. What this resolution does state is that the shareholders want the Board to consider using the Corporation's free cash flow in a manner more balanced than recently experienced between share repurchases and dividend payments by declaring special or extra dividends, as appropriate, while maintaining the policy of increasing annually the base dividend rate.

If you would like to ask your Board of Directors to distribute a larger percentage of the Corporation's cash flow than it has in the past in the form of dividends as opposed to share repurchases, vote "yes" for this resolution.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

September 28, 2006

Mr. Jonathan C. Dill
9936 North Lamplighter Lane
Mequon, WI 53092

Dear Mr. Dill:

This is in response to your telephone inquiry regarding how to submit a shareholder proposal and a possible shareholder proposal e-mailed to me on September 22.

We have reviewed your possible shareholder resolution seeking to raise cash dividends and reduce the share purchase program. Our position on dividends and the share purchase program was presented at length in our enclosed letter dated May 13, 2005. Our view has not changed and, at this time, I cannot comment on future dividend decisions by the Board. The fourth quarter dividend declaration date is October 25.

With regard to submitting a shareholder proposal, please be advised that the Securities and Exchange Commission (SEC) promulgates the rules regarding shareholder proposals. For your information, I am enclosing a copy of Rule 14a-8 under the Securities Exchange Act of 1934 which sets forth certain criteria with respect to the submission of shareholder proposals.

Should you wish to submit a shareholder proposal, you must comply with the relevant provisions of Rule 14a-8. This paragraph summarizes some of the requirements of that Rule. In order to submit a proposal, a proponent must be a record or beneficial owner of at least 1 percent or $2,000 of Exxon Mobil Corporation stock at the time the proposal is submitted. In addition, he or she must have held the shares for at least one year prior to submitting a proposal and continue to own them through the date of the annual meeting. At the time a proposal is submitted, a proponent must provide Exxon Mobil Corporation in writing with his or her name, address, the number of shares held of record or beneficially, the dates upon which the shares were acquired, and, if a beneficial owner, documentary support of that claim. A proponent may submit only one proposal for inclusion in a corporation's proxy material. In addition, the Rule provides that a proponent must present his or her proposal in person, or arrange to have a qualified representative do so, at the annual meeting.

I draw your attention to Rule 14-8(c) which provides grounds for omission of proposals from proxy statements and in particular Rule 14-8(c)(13), which specifically allows the exclusion of proposals that relate to the amount of dividends. We believe it is likely the SEC staff would agree that your proposal could be excluded from ExxonMobil's proxy material under Rule 14a-8(c)(13). We would urge you to refrain from pursuing your concerns through the formal shareholder proposal process and thereby save both you and the company from the need to devote time and resources to the formal SEC no-action letter process.

As noted on page 56 of the enclosed 2006 Proxy Statement, the deadline for submitting a proposal for the 2007 Annual Meeting is December 13, 2006. It is suggested in Rule 14a-8 that a proponent submit a proposal by Certified Mail--Return Receipt Requested in order to curtail controversy over the date of receipt.

Sincerely,



Enclosures

DGH

SHAREHOLDER PROPOSAL

OCT 18 2006

NO. OF SHARES 251,766
DISTRIBUTION: HHH: ~~FLR:~~ REG:
JEP: DGH: SMD: TJG

9936 N. Lamplighter Lane
Mequon, WI 53092
October 16, 2006

Mr. Henry H. Hubble
Vice President
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298


RECEIVED
OCT 18 2006
H. H. HUBBLE

Dear Mr. Hubble,

I am greatly dismayed at your curt and dismissive response dated September 28, to my email regarding the submission of a shareholder proposal at the 2007 Annual Meeting. I am also shocked that a senior employee of a company as great as ExxonMobil would be derisive in his tone in communicating with an owner of the company. However, let's move on to the business at hand.

First, I do not believe that the letter to me by Ms. Derkacz dated May 13, 2005, and to which you deferred for any substantive response, addresses in any way the substance of the concerns expressed in my shareholder proposal. Ms. Derkacz states that it has been a company policy to "balance" dividends and share repurchases as part of a program to provide a strong overall return to shareholders. She goes on to state that the company spent almost $8 billion to repurchase shares in 2004, yet this year the company will spend almost that amount in only one **quarter** of a year, while returning only about 27% as much money to the continuing shareholders in the form of dividends during that time. I don't believe that is "balanced."

I strongly support and admire a Board of Directors that adopts a policy of trying to increase the dividend rate each year. However, in times of unusually strong cash flow, I believe the Board can and should pay more consideration to declaring a special or extra dividend as a means to return some of this extra cash to shareholders. I do not in any way suggest that the Board should not repurchase shares, and even a lot of shares, in these times of strong cash flow. Rather, my belief is twofold: (1) that I these special times the Board should have a greater balance than it has recently between the amount of cash spent on share repurchases relative to the amount paid in dividends, and (2) that the declaration of a special dividend would not in any way negate or destroy the Board's policy of trying to raise cautiously each year the basic sustainable dividend rate payable to shareholders nor create any expectations by shareholders that they would receive a similar special dividend in future years. And, frankly, nothing in either Ms. Derkacz's letter or your letter addresses the Board's reluctance to consider a special dividend or to reduce the extremely disproportionate (in my opinion) use of company funds to repurchase shares as opposed to the use of cash for the payment of dividends. In essence, the Board seems to have deviated from its "objective to balance" (per Ms. Derkacz) the use of free cash flow for dividends and share repurchases, and my resolution is an attempt to return the Board to its, according to Ms. Derkacz, previous objective or policy. And, if the Board believes that its objective or policy in this regard has not changed, perhaps you might be polite enough to explain, on behalf of the Board, how the use of cash for dividends and share repurchases this year has been "balanced."

I thank you for sending me the SEC guidelines concerning shareholder proposals. However, I disagree with your belief that the SEC would permit you to exclude my proposal from the proxy statement since it does not relate "to specific amounts of cash or stock dividends." My proposal relates simply to policy considerations concerning corporate use of unusually strong cash flows. And, in any event, why would the company seek to bar such a proposal? The proposal is simply a means for the directors, who work for and are paid by the shareholders, to learn what the shareholders might like them to consider in the future in the running of their business. Is this so bad? Should employees seek to suppress such a simple, non-binding expression by the owners?

As you can surmise from the foregoing, I still intend to submit a shareholder proposal and supporting statement for the Annual Meeting. I have rewritten my original statements to ensure their compliance with SEC length and other requirements and enclose a copy of my revised proposal and supporting statement. However, as I stated in my previous letter, any meaningful dialog with senior executives about the concerns expressed in my proposal (as opposed to form letter responses) or the declaration of a special cash dividend after the November elections would certainly persuade me to withdraw the proposal. I am also willing to meet with you or anyone else at your convenience in Las Colinas for such a discussion.

For the record:

I am the owner of record or beneficial owner of a total of 67,361 shares. I have owned shares in ExxonMobil and its predecessor companies continuously since the early 1950s. All of these shares have been owned for at least ten years. I intend to continue to own these shares until well after the date of the next Annual Meeting.

I am trustee of a trust owning 800 shares.

I am custodian for a shareholder who owns 2,400 shares.

I am the income beneficiary of a trust that owns 10,058 shares.

I enclose a statement from a brokerage account indicting my beneficial ownership of some of the above-mentioned shares. Evidence of ownership of the additional shares can be provided if desired.

My name and address are at the top of the page.

Should you have any questions or wish any additional information, please do not hesitate to contact me. I especially look forward to hearing from you or someone senior why the Board is so reluctant to consider the payment of special or extra dividends.

Sincerely,



Jonathan C. Dill

Cc: Rex W. Tillerson, Chairman

Proposed Shareholder Resolution for 2007 Annual Meeting of Shareholders

WHEREAS, free cash flow available to the Corporation for such purposes as repurchasing stock or paying dividends varies each year, and;

WHEREAS, the Board of Directors has a recent history of spending significantly larger amounts of cash to repurchase stock than the payment of dividends during periods of above average cash flow;

AND WHEREAS, many shareholders maintain their investment in the corporation for the purpose of securing a good income in the form of dividends and have no interest in selling their stock,

NOW BE IT RESOLVED by the shareholders assembled that the shareholders do not approve of a policy to use free cash flow to repurchase stock in amounts that are seriously disproportionate to much smaller amounts of cash returned to the shareholders in the form of dividends, and;

BE IT FURTHER RESOLVED that the shareholders request the Board of Directors to consider, in times of above average free cash flow, providing a more equal ratio of the dollars paid to repurchase stock relative to the dollars paid in dividends by utilizing such devices as special or extra dividends, and;

BE IT FURTHER RESOLVED that this policy will not affect the corporation's repurchase of stock in order to avoid having the number of shares outstanding increase due to normal business activities involving the issuance of stock.

Statement in Support of Proposed Shareholder Resolution

Recently, the Board has used extraordinary amounts of cash to repurchase shares rather than returning more of this cash to shareholders in the form of higher dividends. For example, in the second and third quarters of 2006, the Board authorized spending approximately $13 billion dollars to repurchase shares (plus additional amounts to repurchase stock issued under employee benefit programs), or over 3 times as much as was paid to shareholders in the form of dividends. If paid as dividends, the $13 billion would have equaled approximately $2 per share, whereas the Board's dividend rate was only 64 cents.

Many shareholders invest in the Corporation to secure a growing source of income for the future and have no intention of selling their investment. When cash flow is exceptionally good, shareholders should benefit directly from this exceptional situation through a special dividend payment. The Board should recognize the difference between its laudable policy of increasing the base dividend rate payable in periods of normal cash flow and the payment of special dividends in periods of unusually large cash flow.homehho

Shareholders seeking a growing long-term source of income do not benefit from the huge repurchases of shares as much as they would from a policy that more closely balances the amount of cash used to pay dividends with the amount used to repurchase shares. Modest special dividends would still allow the Board to repurchase huge volumes of shares.

This resolution requests the Board to spend a smaller percentage of the Corporation's free cash to repurchase shares and a return greater proportion to shareholders as dividends. This resolution does not ask the Board to cease repurchasing shares, even in amounts in excess to those paid as dividends.



TOTAL MERRILL

YOUR CMA ASSETS

September 01, 2006 - September 29, 2006

EQUITIES (continued) Description	Symbol	Acquired	Quantity	Unit Cost Basis	Total Cost Basis	Estimated Market Price	Estimated Market Value	Unrealized Gain/(Loss)	Estimated Annual Income	Current Yield%
BELLSOUTH CORP	BLS	N/A	698	N/A	N/A	42.7500	29,839.50	N/A	809	2.71
		N/A	698	N/A	N/A	42.7500	29,839.50	N/A	809	2.71
Subtotal			*1,396*				**59,679.00**		**1,619**	*2.71*
BP PLC SPON ADR	BP	N/A	8,516	N/A	N/A	65.5800	**558,479.28**	N/A	**19,160**	3.43
BRE PPTYS INC MARYLAND A REIT	BRE	01/03/00	400	26.1443	10,457	59.7300	**23,892.00**	13,434	**820**	3.43
CHEVRON CORP	CVX	01/03/00	7,450	33.7815	251,672	64.8600	**483,207.00**	231,534	**15,495**	3.20
COHEN & STEERS REIT & UTILITIES INC FD	RTU	05/08/06	2,000	18.5404	37,080	20.6500	41,300.00	4,219	2,803	6.78
		09/18/06	500	20.3707	10,185	20.6500	10,325.00	139	701	6.78
		09/18/06	4,500	20.3700	91,665	20.6500	92,925.00	1,260	6,308	6.78
Subtotal			*7,000*		*138,931*		**144,550.00**	*5,618*	**9,813**	*6.78*
DOMINION RES INC NEW VA	D	01/03/00	639	3.7122	2,372	76.4900	**48,877.11**	46,504	**1,763**	3.60
DUKE ENERGY CORP NEW	DUK	01/03/00	285	21.4609	6,116	30.2000	**8,607.00**	2,490	**364**	4.23
EQUITY RESIDENTIAL REIT	EQR	01/03/00	136	22.3524	3,039	50.5800	**6,878.88**	3,838	**240**	3.49
EXXON MOBIL CORP COM	XOM	N/A	15,560	N/A	N/A	67.1000	1,044,076.00	N/A	19,916	1.90
		N/A	35	N/A	N/A	67.1000	2,348.50	N/A	44	1.90
Subtotal			*15,595*				**1,046,424.50**		**19,961**	*1.90*
FIRST HORIZON NTNL CORP	FHN	01/03/00	482	19.4074	9,354	38.0100	**18,320.82**	8,966	**867**	4.73
GENERAL ELECTRIC	GE	01/03/00	20,800	0.4539	9,441	35.3000	734,240.00	724,798	20,800	2.83
		N/A	9,650	N/A	N/A	35.3000	340,645.00	N/A	9,650	2.83
Subtotal			*30,450*		*9,441*		**1,074,885.00**	*724,798*	**30,450**	*2.83*
HARLEY DAVIDSON INC WIS	HOG	01/03/00	100	0.3437	34	62.7500	**6,275.00**	6,240	**84**	1.33
J M SMUCKER CO	SJM	N/A	19	N/A	N/A	47.9500	**911.05**	N/A	**21**	2.33
JPMORGAN CHASE & CO	JPM	01/03/00	1,524	15.0972	23,008	46.9600	**71,567.04**	48,558	**2,072**	2.89
KEYCORP NEW COM	KEY	01/03/00	900	12.3431	11,108	37.4400	**33,696.00**	22,587	**1,242**	3.68
KINDER MORGAN ENERGY PARTNERS LP	KMP	N/A	400	N/A	N/A	43.8800	**17,552.00**	N/A	**1,296**	7.38
MARSHALL & ILSLEY CORP	MI	01/03/00	1,406	11.6341	16,357	48.1800	**67,741.08**	51,383	**1,518**	2.24
PLUM CREEK TIMBER CO INC	PCL	01/03/00	911	10.9385	9,965	34.0400	**31,010.44**	21,045	**1,457**	4.70

+

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

November 2, 2006

VIA UPS - OVERNIGHT DELIVERY

Mr. Jonathan C. Dill
9936 N. Lamplighter Lane
Mequon, WI 53092

Dear Jonathan:

Thank you for the opportunity to discuss your proposal concerning dividends and the share purchase program, which you submitted in connection with ExxonMobil's 2007 annual meeting of shareholders. Since your name appears in the Company's records as a shareholder, we were able to verify your eligibility.

Now to the legal notifications Jim Parsons mentioned during our recent telephone conference that are required by SEC rules. You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

For the reasons we discussed during our telephone call, we ask that you consider withdrawing your proposal. To withdraw this proposal, simply sign the enclosed response and mail it to me in the enclosed stamped return envelope.

Again, thank you for the frank discussion regarding this subject. We especially appreciate the long-term loyalty to the Company that you expressed during our call.

Sincerely,



Enclosure

Mr. Jonathan C. Dill
9936 N. Lamplighter Lane
Mequon, WI 53092

Mr. Henry H. Hubble
Vice President, Investor Relations
and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Hubble:

I, Jonathan C. Dill, hereby withdraw my shareholder proposal concerning dividends and the share purchase program, which I have submitted to Exxon Mobil Corporation in connection with their 2007 annual meeting of shareholders.

Sincerely,

Jonathan C. Dill



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____2@@2@@2p8nK01qtXhMAXgOgrnc67hpXIlnh6nuMrg5n6____

1 ~~HHH 27~~
2. DGH
↳ reply: No

T. J. Gill

NOV 13 2006

9936 N. Lamplighter Lane
Mequon, WI 53092
6 November 2006


RECEIVED
NOV 09 2006
H. H. HUBBLE

Mr. Henry H. Hubble
Vice President and Secretary
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

SHAREHOLDER PROPOSAL

NOV 13 2006

NO. OF SHARES ______________
DISTRIBUTION: HHH: REG: **TJG:** LKB: JEP: **DGH: SMD**

Dear Mr. Hubble,

Please let me begin by thanking you for the opportunity to discuss my views with you and your colleagues last week. I trust that you will convey my thoughts and the depth of my conviction to members of the Board. I also thank you for your letter of November 2, reminding me of several legal/SEC requirements in order to move my proposal forward to a vote.

As I said in our conversation, I am willing to withdraw my motion under at least a couple of circumstances. One of these circumstances would be the declaration of a special dividend prior to the last date when I can legally withdraw the motion and not have it printed in the notice of the Annual Meeting. The second would be a resolution of the apparent "discrepancy" in the logic given by your colleagues during our conversation regarding the Board's position concerning dividends.

This "discrepancy" is based on a conflict between two statements. First, your colleagues have assured me that it is important to pay a cash dividend to shareholders and to raise that dividend, if possible, each year. This indicates to me recognition by the Board that receipt of a meaningful cash dividend by shareholders is very important and a critical part of returning to the shareholders some of the wealth created by the management of their investment. I could not agree more strongly with this position. However, the discrepancy appears when your colleagues then state that, in times of above average cash flow, returning an additional amount of their earnings to the shareholders in the form of a special cash dividend is not only not advisable but also actually disadvantageous or even potentially harmful to the shareholders. Why is an annually increasing cash dividend a good thing, but a special cash dividend is such a bad thing as to be avoided like the plague? If one were cynical, one might almost think that the Board premeditatively minimizes the amount of any dividend increase to avoid causing a more serious uncontrollable tax consequence for the shareholders and to free up more cash flow for share repurchases. I, for one, would never believe that the Board would do this, but this is where the dogmatic adherence to the logic explained to me in our conversation and the equally dogmatic refusal to consider other positions tends to lead a logical person. I would ask you to return to the question posed three sentences above.

I firmly believe that a meaningful number of our shareholders do not want to sell any of their shares and wish to maintain them for a secure and growing income over time. Yet, the policy outlined to me states it is absolutely logical that people would want to sell their shares when they needed extra liquidity, thereby reducing their future income level and increasing their possible need for even more sales in the future. Most shareholders do not receive grants of stock or stock options that can be sold without reducing their level of continuing investment in the company, thereby making the sale of company stock far less acceptable to many non-employee owners than the employee owners. Furthermore, it was asserted that paying a special cash dividend was disadvantageous to shareholders because it eliminated their ability to control the timing of any "tax event." Yet, similar to the argument above, many shareholders are simply not interested in selling their investment in the company and therefore end up having neither any tax event nor any "realizable," spendable, or taxable benefit from the company's periods of large cash flow. This is unbelievably frustrating for me and other shareholders, and we would really like some small bone thrown our way in recognition that the Board understands this position of many real-life shareholders as well as understanding in vacuo the ramifications of economic/academic logic related to share repurchases. In short, I and other shareholders want the Board to confer on us a "tax event," and if doing so will be difficult for the "Street" to understand fully, I am sure that you are more than capable of explaining it to them and assuring them that there will be no major change in the large number of share repurchases during times of large free cash flow in the future. What severe "damage" will be done this year if the Board reduces the amount of share repurchases to approximately $26 billion and increases the total cash dividend distributions to $8 billion from $6 bilion via use of a special year-end dividend?

I shall retain your draft letter for me to withdraw legally my proposal in case there is a reason for me to use it in the near future. Hopefully, the Board will remove my frustrations and I can sign and send you the letter, thus removing one of your frustrations. In the meantime, I am trying to contact David Henry to ascertain exactly what I need to do at this point to move my motion forward to inclusion in the announcement of the Annual Meeting.

Many thanks for your continuing discussions of this matter and your and your office's kind help to me in this matter. In spite of our differences, they are truly appreciated.

Sincerely,



Jonathan C. Dill

9936 N. Lamplighter Lane
Mequon, WI 53092
November 28, 2006

Mr. David G. Henry
Investor Relations Department
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry,

I enclose a revised copy of my statement in support of my proposed shareholder resolution and ask you to replace the one that you have in favor of the enclosed version, which should be used in the proxy statement.

The revised version is changed in only one respect, to delete some random letters that appeared after the last period at the end of the second paragraph. There has been no substantive change or change in wording between the two versions.

If you would be so mind, I would appreciate learning from you if and when a decision has been made regarding a possible appeal to the SEC concerning the possible inadmissibility of my proposal.

Thank you for your continuing assistance.

Respectfully,



Jonathan C. Dill

Statement in Support of Proposed Shareholder Resolution

Recently, the Board has used extraordinary amounts of cash to repurchase shares rather than returning more of this cash to shareholders in the form of higher dividends. For example, in the second and third quarters of 2006, the Board authorized spending approximately $13 billion dollars to repurchase shares (plus additional amounts to repurchase stock issued under employee benefit programs), or over 3 times as much as was paid to shareholders in the form of dividends. If paid as dividends, the $13 billion would have equaled approximately $2 per share, whereas the Board's dividend rate was only 64 cents.

Many shareholders invest in the Corporation to secure a growing source of income for the future and have no intention of selling their investment. When cash flow is exceptionally good, shareholders should benefit directly from this exceptional situation through a special dividend payment. The Board should recognize the difference between its laudable policy of increasing the base dividend rate payable in periods of normal cash flow and the payment of special dividends in periods of unusually large cash flow.homehho

Shareholders seeking a growing long-term source of income do not benefit from the huge repurchases of shares as much as they would from a policy that more closely balances the amount of cash used to pay dividends with the amount used to repurchase shares. Modest special dividends would still allow the Board to repurchase huge volumes of shares.

This resolution requests the Board to spend a smaller percentage of the Corporation's free cash to repurchase shares and a return greater proportion to shareholders as dividends. This resolution does not ask the Board to cease repurchasing shares, even in amounts in excess to those paid as dividends.

9936 N. Lamplighter Lane
Mequon, WI 53092
January 22, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

RE: Securities and Exchange Act of 1934 – Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Dividend/Share Repurchase Ratio
Letter on same subject from ExxonMobil to you dated January 18, 2007

Gentlemen and Ladies:

I am the ExxonMobil shareholder who has made the above referenced proposal and am writing to you to disagree with ExxonMobil's counsel and arguments for exclusion of this proposal from the corporation's proxy for its forthcoming annual meeting. I argue below that the proposal is not excludable under the SEC Act section referenced by ExxonMobil counsel and that the proposal should be included in the proxy.

First, ExxonMobil argues that the proposal should be excluded since its share repurchase plan is a matter of ordinary business. This is incorrect. The letter from ExxonMobil misstates both the intent and the content of the proposal when it blandly states the proposal "requests that ExxonMobil reduce the level of its share repurchase program and increase cash dividends to provide a more equal dividend/ repurchase ratio" as a matter of ordinary business. The proposal deals solely and exclusively with "periods of above average cash flow." If the SEC wishes me to amend the proposal to make this even more explicit, I am willing to do that in order to make it obviously manifest that the guideline proposed for the Board of Directors relates only to periods of unusual above average free cash flow, an extraordinary business event.

Moreover, based on a letter from Sally Derkacz, ExxonMobil Coordinator of Shareholder Relations, dated May 13, 2005 (copy attached), in the past few years ExxonMobil has changed its policies relating to the uses of its free cash flow, and my proposal relates to this policy change, not the actual conduct of ordinary business. Ms. Derkacz's letter states, in part, that it "has been the company's objective to effectively balance business investment, dividends, and share repurchases…" Indeed, in 2004 the corporation paid cash dividends of approximately $6.5 billion and repurchased $8.5 billion of shares, achieving a general balance in the use of its free cash. However, in 2006, ExxonMobil either changed or ignored its own stated policy objective of balance and repurchased approximately $27 billion worth of shares while returning only approximately $8 billion in cash dividends. The per share figures are approximately $4.50 per share in repurchases and only $1.32 per share in cash dividends. I would argue that this is not a balanced program and represents a policy shift by the Board of Directors. I would also argue that the spending of $27 billion of corporation cash in what amounts to one action (although approved over several board meetings within the same year) is not normal "ordinary business" for any American corporation, be it for business acquisitions, share repurchase or otherwise. As such, it must be, therefore, a legitimate subject for shareholder questioning, comment, and formal expression of non-binding approval or disapproval at the annual meeting.

Second, ExxonMobil is incorrect in implying that the proposal seeks to reduce the level of the corporation's current repurchase program. In fact, the proposal deals simply and exclusively with the policy of maintaining some balance between the use of corporate free cash flow for cash dividends and share repurchases over and above those purchases needed to offset either normal or extraordinary share dilution through the issuance of new stock. In reply to this assertion, ExxonMobil dismissed this concern and stated to me in a telephone conference that if a shareholder seeks to take advantage of the benefits of the share repurchase program (i.e., a higher share price), he or she can and should sell part or all of his or her stock. This is, presumably, a Board of Director's policy regarding matters other than "ordinary business" that should be subject to effective shareholder expression at the Board of Directors. (In fact, many owners of the corporation wish to retain their ownership in the company, as opposed to selling it.) Again, plainly stated, the corporation's <u>extraordinary</u> use of its free cash, <u>over and above ANY business investment decisions</u>, in periods of <u>extraordinary</u> free cash flow, should be a matter for shareholder comment since it is, by definition, not "ordinary" business.

Third, ExxonMobil's assertion that the proposal is excludable under Rule 14a-8(i)(13) is also incorrect and should be rejected. The current proposal does not seek to set any dividend rate, policy, or formula. It is carefully and specifically drafted to NOT create any ratio or "equal ratio" as claimed in the ExxonMobil letter. The payment of normal dividends and the making of share repurchases for the purposes of countering share dilution are left entirely to the discretion of the Board of Directors. Similarly, the proposal simply states that in periods of extraordinary free cash flow the shareholders would prefer a more balanced use of their cash between special or extra dividends and share repurchases. The (1) actual use or non-use of free cash flow and (2) the determination of what constitutes "balance" are left entirely and solely to the Board of directors. The only implication of the proposal is that $27 billion relative to $8 billion is not a good balance. ExxonMobil's references to the decisions regarding Computer Sciences Corporation and DPL are misleading, bogus, inapplicable and should be disregarded because these rulings are related to hard linkages between the level of dividends and earnings, etc. and are intended to control the Board in all aspects of consideration of dividends or share repurchases. The current proposal, on the contrary, is simply a statement of general policy for guidance of and consideration by the Board in periods of extraordinary free cash flow. It does not set ratios and leaves wide latitude to Board interpretation and judgment.

Fourth, the arguments set forth relating to the Ford Motor Company, Honeywell International, and US West, Inc. rulings are similarly bogus, misleading, inapplicable, and should be disregarded. These rulings were related to proposals about whether it was more desirable to pay cash dividends or repurchase shares in the normal course of business and sought to exclude the payment of cash dividends. Again, the current proposal does not even seek to address the basic policies concerning normal payment of cash dividends and share repurchases, but only to give general and broad guidance to the Board of Directors, subject to their own interpretation and implementation, in periods of unusual or extraordinary cash flow.

Fifth, the current proposal gives the Board total and unencumbered discretion to make major share repurchases at any time at levels far in excess of the payment of any cash dividends for legitimate business purposes, such as repurchasing shares after the issuance of new stock to make an acquisition. The proposal also specifically grants to the Board the right to repurchase any shares necessary to offset the dilution caused by their own actions to issue new stock options, new restricted stock, etc. to either themselves or employees without consideration to the concerns in the proposal.

In summary, my proposal does not in any way concern the oversight, operations, management, or governance of ExxonMobil Corporation by the Board of Directors or the corporation's management in the conduct of "ordinary business." It is simply an expression of shareholder concern for actions previously taken by the Board of Directors in times of extraordinary free cash flow and it seeks solely to provide the Board with a general policy guideline – in the form of a non-binding "request" subject to the Board's sole and complete interpretation and adherence or lack of adherence – for their consideration only in times of extraordinary business operations, specifically extraordinary free cash flow.

I thank you for your consideration and support. In accordance with SEC rules, I also enclose five copies of this letter and the attachment and am sending a copy of the letter and attachment to counsel of ExxonMobil. Please acknowledge receipt of this letter.

Sincerely,



Jonathan C. Dill

[illegible]
[illegible]
[illegible] Las Colinas Boulevard
[illegible], Texas [illegible]

ExxonMobil

May 13, 2005

Mr. Jonathan C. Dill
9936 North Lamplighter Lane
Mequon, WI 53092

Dear Mr. Dill:

This is in response to your recent letter regarding dividends and share purchases.

ExxonMobil's Board of Directors clearly understands that our shareholders have an interest in a strong, well-run company that efficiently manages its existing business and rigorously evaluates new investments. This disciplined approach over time produces strong earnings, which provide the basis for growth in dividend payments and share value. ExxonMobil has both a commitment and a long record of returning value to shareholders.

It has been the company's objective to effectively balance business investment, dividends and share purchases to provide a strong overall return to our shareholders. During 2004, we re-invested $15 billion in our business and returned $15 billion to shareholders through dividend payments and share purchases. The success of this approach is reflected in the total return on ExxonMobil shares, which has consistently outpaced the S&P 500 Index over the past five-year, ten-year, and twenty-year periods.

In the second quarter of 2005, the Board of Directors of Exxon Mobil Corporation increased the quarterly dividend to 29 cents per share on the Common Stock, an increase of seven percent versus the second quarter of 2004. This followed similar increases in the quarterly dividend in 2003 and 2004, and will be the twenty-third consecutive year in which the Company increased its annual dividend.

In addition, we continue to purchase common shares for the treasury. Since 2000, we have reduced the shares outstanding by more than eight percent. During 2004, we purchased 167 million shares at a gross cost of nearly $8 billion.

In your letter, you expressed your dissatisfaction with the share purchase program. As you know, our industry is both cyclical and volatile. One might argue that we are now experiencing the highs of that cycle. You point out in your letter that the objective of the Corporation should be to operate the business to "provide the maximum sustainable increase in dividend payout each year." The key word in this statement is "sustainable." Dividends and share purchases are both ways of returning cash to shareholders, but they have distinctly different time horizons. While dividends are long-term commitments, share purchases offer more flexibility depending on the point in the cycle and the long-term investment outlook for the company. Over the last five years, the cumulative benefit to shareholders has been $5.30/share through dividends and $4.50/share through share purchases. We believe both have contributed to shareholder value.

While dividend performance is obviously important, it is also important to focus on the underlying factors that are the basis for growing dividend and share value. These factors include earnings, cash flow, and return on capital employed (ROCE). Our industry is capital intensive and long-term in nature. In our view, the best measure of capital productivity is ROCE. On this basis, ExxonMobil has averaged over 19 percent per year over the last five years, exceeding BP, Royal Dutch Shell, and ChevronTexaco.

Over the long term, success against these measures should translate into share price appreciation which, when combined with dividends, provides superior total shareholder return.

Looking at long-term total shareholder return, ExxonMobil has been very successful. Returns on ExxonMobil shares have consistently outpaced those of the S&P 500 Index. ExxonMobil shareholders have earned annualized returns of 16.0 percent and 16.1 percent during the past 10 and 20 years, respectively, compared with returns from the S&P 500 Index of 12.1 percent and 13.2 percent in the same time periods.

In summary, ExxonMobil's success at building shareholder value is a direct result of the company's long-term operating and investment strategies. By growing the business profitably and relentlessly striving to increase efficiency and productivity, the company's worldwide operations have generated strong, growing cash flows. From this we have funded a growing capital investment program, increased dividend payments, strengthened our financial position, and purchased treasury shares. This combination has continued to generate strong total returns.

Thank you for writing.

Sincerely,



Sally M. Derkacz
Coordinator, Shareholder Relations

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 19, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 18, 2007

The proposal requests that the board consider providing, in times of above-average cash flow, a more equal ratio of the amounts spent on stock repurchases relative to the amounts paid out as dividends.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(13). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(13).

Sincerely,



Gregory Belliston
Attorney-Adviser

END